BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to Resolution No. 44, as of August 23, 2021, of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), hereby informs its shareholders and the market in general that it has formalized the mandates with UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and Banco Rabobank International Brasil S.A., to advise in the structuring and initial placement of the quotas of the 1st class of the BRF Clients II Receivables Investment Fund with Limited Liability (1ª (Primeira) Classe do Fundo de Investimento em Direitos Creditórios Clientes BRF II de Responsabilidade Limitada) (“New Fund”), at an initial amount of, at least, R$800.000.000,00 (eight hundred million reais), which will have as its investment policy the acquisition of credit rights deriving from commercial transactions carried out between the Company and its customers. The New Fund is being structured to replace and provide continuity to the transactions carried out by the BRF Clients Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios Clientes BRF), created in December, 2018, with the initial value of R$ 875.000.000,00 (eight hundred and seventy-five million reais), which will have its final amortization due in December, 2023.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present Announcement to the Market.

São Paulo, November 1st, 2023.

Fabio Luis Mendes Mariano

Financial Vice President and Investor Relations Officer